Exhibit 99.1

Alpha Tau Medical Announces First Quarter 2023 Financial Results and Provides Corporate Update

- Opened U.S. multicenter pivotal trial in recurrent cutaneous skin cancer, which began enrolling patients in March -

- Treated the first patient with advanced inoperable pancreatic cancer in a safety and feasibility trial in Canada in April -

- Results of U.S. multicenter pilot trial in skin cancer published in JAMA Network Open in May -

- Treated the first patient with squamous cell carcinoma of the vulva in a safety and feasibility in the UK in May -

- Received Health Canada approval in March to initiate a liver cancer feasibility trial, with recruitment targeted to begin mid-year -

- Cash, cash equivalents & deposits balance of $100.5 million with runway of at least two years -

JERUSALEM, May 23, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported first quarter 2023 financial results and provided a corporate update.

“This year we are focused on advancing our ReSTART U.S. multicenter pivotal trial in recurrent cutaneous squamous cell carcinoma, which is expected to produce data in 2024, and on initiating a series of feasibility trials in difficult-to-treat internal organ tumors with high unmet need, such as pancreatic and liver cancers,” stated Alpha Tau CEO Uzi Sofer. “Read-outs from the pivotal trial and these smaller feasibility programs should represent meaningful inflection points for our growth story and could pave the way for larger studies that may support potential U.S. marketing authorizations in other indications. In parallel, we are preparing for potential future product launches by advancing our commercial planning activities and solidifying our supply chain. Alpha Tau remains adequately capitalized to support all of these programs over the coming years,” he concluded.

Recent Corporate Highlights:

●	In March, the Company initiated and treated the first patients in its U.S. multicenter pivotal ReSTART trial in recurrent squamous cell carcinoma which remains on track. For more information, please refer to NCT05323253.

●	In April, the first patient with advanced inoperable pancreatic cancer was treated in a feasibility and safety study of Alpha DaRT at the Jewish General Hospital in Montreal, Canada, which is an affiliated teaching hospital of McGill University, Faculty of Medicine. For more information, please refer to NCT04002479.

●	In March, the Company received Health Canada approval to open a liver cancer feasibility trial. For more information, please refer to NCT05829291.

●	In May, the results of the Company’s U.S. multicenter pilot trial in skin cancer were published in JAMA Network Open, showing a 100% Complete Response rate at 12 weeks post treatment and no device-related serious adverse events or systemic toxicity reported. For more information, please see the publication here.

●	In May, the first patient with squamous cell carcinoma of the vulva was treated in an investigator-initiated feasibility and safety study at Addenbrookes Hospital of the Cambridge University Hospitals NHS Foundation Trust.

●	In March, the Company received an amended radioactive license approval from the Israeli Ministry of Environmental Protection that could expand production to up to 300,000 Alpha DaRT sources per year in the Company’s main manufacturing facility in Jerusalem. The Company also received approvals from the Israeli Ministry of Environmental Protection and the Animal Testing Council at the Israeli Ministry of Health to conduct pre-clinical experiments using mice and rats, to enable the continued exploration of potential combinations between the Alpha DaRT and systemic therapies.

Upcoming 2023 Milestones

●	Planning to begin recruitment in Israeli feasibility trials in lung and pancreatic tumors in the middle of 2023, having already received all necessary trial approvals.

●	Targeting recruitment in the Canadian liver cancer feasibility trial to begin in the middle of 2023.

●	Planned submission of Alpha DaRT pivotal trial results in head and neck cancer to Japan’s regulatory authority, PMDA in the second half of 2023, for potential marketing authorization.

●	Currently compiling longer-term data from patients treated with the Alpha DaRT for skin, superficial or head and neck tumors, to be released and potentially submitted for publication in a scientific journal by the end of 2023.

Financial results for quarter ended March 31, 2023

R&D expenses for the quarter ended March 31, 2023 were $6.3 million, compared to $5.2 million for the same period in 2022, due to increased employee compensation and benefits, increased operating costs, and increased pre-clinical study and clinical trial expenses particularly as related to its U.S. multi-center pivotal trial.

Marketing expenses for the quarter ended March 31, 2023 were $0.4 million, compared to $0.2 million for the same period in 2022 due to increased employee compensation and benefits, including share-based compensation and the hiring of its chief commercial officer.

G&A expenses for the quarter ended March 31, 2023 were $1.9 million, compared to $3.3 million for the same period in 2022, due to a reduction in one-off costs, including employee compensation and benefits, associated with its financing transaction in the first quarter of 2022.

Financial income, net, for the quarter ended March 31, 2023 was $0.5 million, compared to $17.0 million of financial expense, net, for the same period in 2022, due to lower expense from remeasurement of warrants and an increase in interest from bank deposits.

For the quarter ended March 31, 2023, the Company had a net loss of $8.2 million, or $0.12 per share, compared to a net loss of $25.7 million, or $0.54 per share, in the first quarter of 2022.

Balance Sheet Highlights

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and deposits in the amount of $100.5 million, compared to $105.4 million at December 31, 2022. The Company expects that this cash balance will be sufficient to fund anticipated operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEET

 U.S. dollars in thousands

	March 31, 2023	December 31, 2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$899	$5,836
Restricted cash	840	850
Short-term deposits	98,755	98,694
Prepaid expenses and other receivables	528	1,097

Total current assets	101,022	106,477

LONG-TERM ASSETS:
Long term prepaid expenses	441	391
Property and equipment, net	7,399	7,471
Right-of-use asset	7,191	5,810

Total long-term assets	15,031	13,671

Total assets	$116,053	$120,149

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	March 31, 2023	December 31, 2022
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade Payables	$2,068	$1,423
Other payables and accrued expenses	2,433	2,246
Current maturities of operating lease liabilities	828	669

Total current liabilities	5,329	4,338

LONG-TERM LIABILITIES:
Warrants liability	5,929	5,630
Operating lease liabilities	5,618	4,524

Total long-term liabilities	11,547	10,154

Total liabilities	16,876	14,492

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of March 31, 2023 and December 31, 2022; Issued and outstanding: 69,275,603 and 69,105,000 shares as of March 31, 2023 and December 31, 2022, respectively	-	-
Additional paid-in capital	193,966	192,259
Accumulated deficit	(94,789)	(86,602)

Total shareholders’ equity	99,177	105,657

Total liabilities and shareholders’ equity	$116,053	$120,149

CONSOLIDATED STATEMENT OF OPERATIONS

 U.S. dollars in thousands (except share and per share data)

	Three months ended
	March 31,
	2023	2022
	Unaudited

Research and development, net	$6,306	$5,235

Marketing expenses	400	208

General and administrative expenses	1,938	3,338

Total operating loss	8,644	8,781

Financial (income) expenses, net	(478)	16,961

Loss before taxes on income	8,166	25,742

Tax on income	21	2

Net loss	8,187	25,744

Net comprehensive loss	8,187	25,744

Net loss per share, basic and diluted	$(0.12)	$(0.54)

Weighted-average shares used in computing net loss per share, basic and diluted	69,205,654	47,504,979